News Release

Dynasty Gaming Updates Shareholders

Montreal, Quebec…..9 July 2007…..As promised at the Company’s annual meeting on June 29, Dynasty Gaming Inc. (TSXV: “DNY”; OTCBB: “DNYFF”) is pleased to provide its shareholders with an update on significant developments and opportunities pursued and realized over the past year.

Chief Executive Albert Barbusci acknowledged that “like many of our shareholders, we have been frustrated by the delays and longer-than-anticipated periods required to move forward. This has negatively impacted the price of Dynasty shares which are now trading at levels that, in our view, do not acknowledge the value of the Company’s potential. Although we are running behind on certain issues, the fulfillment of our strategy remains entirely on course. The learning curve we have undergone has shown us that the potential for Dynasty in China is even larger than originally envisaged.”

“The roll-out of our business strategy in China has been an evolutionary process,” stated Barbusci. “Notwithstanding the enormous popularity of mahjong and our first-mover technology advantage, we quickly recognized that it would be necessary to build an extensive network of distribution channels in order to harness success in China. That work is now nearly complete. As previously announced, we are creating an impressive network of broad-band channels that will allow us to reach several million registered users.”

These relationships include links with Beijing Junnet Science and Technology Company Limited (“Junnet”), a software publishing giant and prepaid card distributor to 76,000 Internet cafes; Sohu.com Inc., (NASDAQ: “SOHU”), China’s second largest mass portal and search engine provider; Sun Media Investment Holdings Ltd, one of China largest print, broadcast and online media operators; and Shanda Interactive Entertainment Ltd., (NASDAQ: “SNDA”), China’s leading interactive entertainment media company.

Generating revenue by providing the enormous number of Chinese mahjong players with a content-rich, Internet version of mahjong is Dynasty’s primary objective. The Company remains focused on that objective but it also realizes that the distribution channels it has locked into have the capacity to carry a much broader range of interactive game and entertainment products.

One area of considerable potential for Dynasty resides in the creation, with Sun Media’s NextMart Inc., of a powerful new brand in the form of a highly profiled e-commerce website that will target China’s approximately 200 million urban males and females between the ages of 18 and 25. As announced on April 2, 2007, this universe of self-styled “Bobos”, standing for bourgeois bohemians, represents 90 per cent of China’s broad band subscribers with expenditures totaling more than $7 billion annually on entertainment and non-essentials. “Creating a specialized and controlled vertical that showcases our online games is a very significant step in capturing what is generally acknowledged as the most powerful universe of consumers in the world.”

One of the critical elements in moving forward involved securing formal approval for the Company’s game software from the Government of China. After working through several technology issues, it was announced that Dynasty’s Chinese affiliate, 95Joy, received this approval on 26 April.

As part of a plan to further its China strategy and to ensure that its technology and product develop is more closely aligned with market demands, Dynasty will be transferring most of these activities to China over the coming months. Dynasty has entered into an agreement to purchase a 10 per cent stake, together with an option on a further 15 percent, in a new company formed to hold all of the assets of Shanghai-based 3Q1, an online mahjong game developer and operator, which will almost immediately assume all technology development activities for Dynasty. “This acquisition will facilitate an integration of our best-in-class play-for-points technology with that of 3Q1’s game client and tournament platform and it will ensure that future product development is completely in line with market appetites. At the same time it will also result in a substantial savings for Dynasty in terms of technology team salaries and hardware costs over the next twelve months,” said Barbusci.

Another important area of activity involves an agreement Dynasty has entered into with Hong Kong-based Emphasis Services Limited (“ESL”) under which both companies will be equal shareholders in Mahjong World Tour (“MWT”), a company established to jointly own, promote and manage the Mahjong World Tour Open Championships 2007 in Macau. Upon completion of certain licensing approvals the Company will announce details of the event including prizes, location and dates. “We believe that by partnering with ESL, which has the expertise and hands-on experience to drive such tournaments, we will enhance the potential success of this event. Although this agreement with ESL replaces the previously announced intention to work with Angela Ho and Peter Kjaer on the World Cup of Mahjong event, we remain open to future opportunities to work with Angela and Peter,” stated Barbusci.

“We have successfully penetrated the largest and fastest growing entertainment market in the world and our company is now positioned to be a major gateway through which other Internet product providers will access this market,” stated Barbusci.

At the Company’s recent annual meeting, shareholders elected a slate of Directors that was increased by the addition of Mr. Guy Beaudry, currently Vice Chair of Nihon Global Partners and a founding partner in The Cabinet, a strategic planning and corporate advisory firm.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved of the contents of this news release.

Forward-looking Statements
This press release contains certain forward-looking statements with respect to the Corporation. These forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated. We consider the assumptions on which these forward-looking statements are based to be reasonable, but caution the reader that these assumptions regarding future events, many of which are beyond our control, may ultimately prove to be incorrect.

Dynasty Gaming’s 92.3 million common shares, issued and outstanding, are widely held by Canadian and U.S. investors. Full information on Dynasty Gaming can be found at www.dynastygaming.com and at SEDAR (www.sedar.com) under Dynasty Gaming Inc.

About AGORACOM Investor Relations

Investors are asked to visit http://www.agoracom.com/IR/DynastyGaming, the Dynasty Gaming IR Hub, where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to DNY@agoracom.com, where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

For additional information contact:

Albert Barbusci	Thomas Walsh
Dynasty Gaming Inc.	Alliance Advisors, LLC
(514) 288-0900 Ext. 224	(646) 415-8321